HUDSON'S GRILL INTERNATIONAL, INC.
2007 ANNUAL REPORT

LETTER TO THE SHAREHOLDERS

To the Shareholders of Hudson's Grill International, Inc.(the "Company"):

In 2007, four of the Company's franchisees closed, leaving just eight franchisees, one of which is a Texas franchise that is grandfathered from paying fees. No new franchises opened in 2007, and none are currently anticipated. The slow national and regional economy, the high price of gas, low consumer confidence and weak and slow paying franchisees have, in turn, substantially weakened the Company. The Company's financial condition has also been further weakened by the vacancy of its Oshkosh property, which had been purchased to establish a franchise, and where the initial franchisee and a subsequent franchisee have both failed. Royalty income declined substantially in 2007, and the slide continues into 2008. The lender on the Oshkosh property has been very lenient to date, but if and when that relationship were to change, the Company's prospects will decline even further.

The Company is currently pursuing merger possibilities, looking for private companies that may be interested in its public shell.

Thus, the results of 2007 are very negative, and the results for 2008 very likely will be even worse unless the economy changes course quickly. The Company has continued to cut expenses by discontinuing pay for its president and paying hourly for its secretary on an as needed basis. It will explore new ideas for revenue generation and cost cutting at the annual meeting of shareholders and directors and welcomes any ideas and suggestions from its shareholders.

David L. Osborn
President and Chief Executive Officer

May 15, 2008

HUDSON'S GRILLS

Hudson's Grill is a full service, limited menu concept with alcoholic beverage service. The management teams work with the philosophy that the customer should be viewed as their "Guest". They stress quality of product and service, efficient flow of communications, integrity in job performance and strong employee morale. These restaurants range in size from 2,500 to 5,500 square feet. Most restaurants have a decor package with a theme of a "Classic Grill of the 50's and 60's", with the front end of a Hudson's automobile coming through the wall as a main feature. Some restaurants are in free standing buildings, and some are located within in-line shopping centers. The average Hudson's Grill employs approximately sixty employees, seventy percent of whom are part-time employees.

The restaurants have similar operations and offer similar food. The Company plans to expand by signing new franchises. Since the restaurant industry is very competitive, the Company plans to attract loyal patrons by higher levels of service and more exacting specifications for its products, which in turn, should also attract more potential franchisees. The Company's current expansion will be completely dependant on current franchisees adding new locations or on getting new franchisees.

Most Hudson's Grill restaurants open at 11 a.m. and remain open until midnight, seven days a week, utilizing the same menu throughout all parts of the day. They specialize in one-third pound and one-half pound hamburgers with the beef patties produced to very exacting specifications. The menu also features an expanded chicken sandwich section using top quality chicken breasts and whole wheat buns. Also on the menu are salads, sandwiches, a variety of appetizers, fajitas, tacos, and handmade milkshakes and malts. Cocktails, beer and wine are also available with food. The full service restaurant concept utilizes booths and tables with waiters and waitresses serving the guests.

At December 31, 2007, the Company employed one full-time person, who was a corporate employee, and one mostly full-time employee, who is the president of the Company.

FRANCHISE PROGRAM

The Company has been issued the trademark registration of a "Hudson's Grill" logo, a "Hudson's Classic Grill" design and the "Hudson's" name. It also has registered its "Burgers*Shakes*Rock'n Roll" service mark. In the past, the Company has secured a permit from the California Department of Corporations to issue Hudson's Grill franchises in California and uses a Uniform Franchise Offering Circular where permitted. As of December 31, 2007, the Company had eight franchised restaurants that were in operation. The current standard terms to franchise a restaurant are an initial fee of Thirty Five Thousand Dollars and a royalty of four percent of sales, and require that three percent of sales be used for advertising, 1% of which (intended to be a common advertising fee) at the current time is being waived for most franchisees. Unless specially negotiated, the Company is obligated to do the following in exchange for these fees: license its trademarks, names and operations procedures; screen and train potential franchisees; review and approve sites; and provide an operations manual and assistance.

The Company is encouraging franchisees to open restaurants in medium sized markets, where advertising for one or two restaurants is cost effective. The most successful franchisees currently are located in medium sized markets. The Company plans to expand mostly through adding franchises, hopefully, in medium sized markets.

OFFICERS AND DIRECTORS

Below are officers and directors of the Company and their primary employer:

Name	Position	Principal Occupation or Employment	Name of Employer	Principal Business of Employer
David L. Osborn	President, Director	Chief Executive Officer or Partner	Southpoint Management Corp., Famous Bars, Grills &Cafes of America, Inc.	Restaurant Management Services and Operations
Robert W. Fischer	Chairman of the Board, Director	Attorney and Partner	Fischer & Sanger	Legal Services
Anthony B. Duncan	Director	Franchisee and Director	Hudson's Grill of El Paso, Inc.	Restaurants
Barbara Amstutz	Secretary	Administrative	Hudson's Grill International, Inc.	Restaurant Franchising

MARKET PRICE AND MARKET INFORMATION

MARKET INFORMATION.

In early 2001, the Company's Common Stock, no par value, began trading over-the-counter on the NASD OTC Bulletin Board under the National Association of Security Dealers ("NASD") symbol "HGII" and now trades under the symbol "HGII.PK." As of March 31, 2008, there were approximately 300 registered holders of record of the Company's Common Stock (this excludes shareholders whose stock is held by a nominee or in "street name," because a nominee or street name holder is counted as one registered shareholder even if a nominee is holding stock for many shareholders). The Company believes that it has about 700 shareholders when including those whose shares are held in street name. The following table sets forth the reported high and low prices of the Common Stock for the periods indicated as regularly quoted by the NASD OTC Bulletin Board and Pink Sheets, based on the infrequent transactions in the Company's stock reported on quotemedia.com. The table does not reflect offer prices, and the prices that are shown are in U.S. Dollars. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

FISCAL YEAR ENDED DECEMBER 31, 2006	High	Low
First Quarter ended March 31, 2006	.08	.045
Second Quarter ended June 30, 2006	.18	.05
Third Quarter ended September 30, 2006	.25	.095
Fourth Quarter ended December 31, 2006	.25	.10

FISCAL YEAR ENDED DECEMBER 31, 2007	High	Low
First Quarter ended March 31, 2007	.11	.09
Second Quarter ended June 30, 2007	.11	.06
Third Quarter ended September 30, 2007	.08	.06
Fourth Quarter ended December 31, 2007	.06	.01

As of March 31, 2008, the closing price of the Common Stock was $.03. Historical information about the price of the Company's common stock can be obtained from the Internet by visiting the following site operated by QuoteMedia: http://www.quotemedia.com and using the stock symbols HGII and HGIIE, which represent Hudson's Grill International, Inc.

DIVIDENDS.

Common Stock

The Company has not paid cash dividends on its common stock, and the present policy of the Company's Board of Directors (the "Board") is to retain earnings attributable to common stock, and if and when earned, to provide funds for the operation and expansion of the Company's business. The Company does not expect to pay cash dividends on its common stock in the foreseeable future.

REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

The Company has invited accountants from Whitley Penn LLP to be present at the Annual Meeting; therefore they may be present. If a representative of Whitley Penn LLP is present at the Annual Meeting of Shareholders, the representative will be allowed to answer appropriate questions, and will be afforded an opportunity to make a statement if so desired.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PORTIONS OF THIS REPORT CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE FORWARD-LOOKING INFORMATION. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, AVAILABILITY OF FINANCIAL RESOURCES FOR LONG TERM NEEDS, PRODUCT DEMAND, MARKET ACCEPTANCE AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS REPORT. THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT.

IN GENERAL.

For the year ended December 31, 2007, the Company had a loss from continuing operations before income taxes of ($20,342). This compares to a loss of ($40,691) for the year ended December 31, 2006. Thus, loss from continuing operations before income taxes decreased by $20,349. This was mostly due to a decrease in other expenses of $47,920, which reflected the write-off of notes in 2006. Income from operations decreased $27,571, which reflected a greater decrease in revenues of $155,084 than the decrease in operating costs of $127,513.

Income tax benefits from prior years were reversed in 2007 because the Company's prospects for profitability changed dramatically in 2007, with the closure of many franchisees and the vacancy of the Company's real estate in Oshkosh. After taking into account the tax benefit reversal of $183,754 in 2007 and the loss from continuing operations due to the vacancy of the Oshkosh property of $204,096, the net loss for 2007 was ($297,285). This compares to a net loss in 2006 of ($58,455), which reflects an increase in net loss of $238,830.

DISCONTINUED OPERATIONS

As of August 1, 2007, the Company's Oshkosh property has been vacant, and the Company has put that property up for sale or rent. The Company received rent through July 31, 2007, and the Oshkosh property is now classified as a discontinued operation. In 2007, the Company received $50,900 in rent income, compared to $50,000 in 2006. Expenses associated with Oshkosh were $50,966 in 2007 and $34,756 in 2006, excluding interest expense. Significant expenses incurred in 2007 were property taxes of $20,591 and depreciation of $21,612. This compares to significant expenses in 2006 of $18,349 in depreciation and $13,512 for repairs and maintenance. After including other expenses associated with interest on the loans used to purchase and finish out the poverty, the loss on discontinued operations from the Oshkosh property were $93,189 in 2007. This compares to a loss on discontinued operations in 2006 of $31,934, which also included an income tax benefit.

REVENUES.

Franchise fees dropped significantly when compared to 2006, reflecting a significant decrease in the number of franchisees remaining open, decreased demand for matured operations, adverse weather, and the national economic slowdown. Franchise revenues decreased $155,084 from 2006. Closed operations accounted for $89,168 of the decline. Escanaba, which remains open but is now a weak operation, paid $29,951 less in fees in 2007. The other six franchises that pay fees remained mostly stable, but each still had declining sales, and consequently paid less in fees to the Company.

COSTS AND EXPENSES.

Operating costs in 2007 were $283,567; this is an decrease of $127,513 from 2006, when operating costs were $411,080. Other income(expenses) decreased $47,920 in 2007.

The decrease in operating costs was mostly because of decreases in travel ($11,393), consulting expenses ($43,347), executive stock compensation ($37,410) and uncollectible receivables ($17,922). The consulting contract with Jim Stabile was terminated in 2006; there was little need for travel in 2007; and the granting of stock to executives was discontinued in 2007.

The decrease in other expense was due to writing off notes receivables in 2006; there was no corresponding write-off in 2007. The write off of notes receivable was associated with the closing of Hornblowers, a restaurant sold by the Company's former parent whose note had been assigned to the Company, and the closing of the Company's franchise in Appleton, Wisconsin, to whom the Company had advanced money in exchange for higher royalty fees. The bad debt from these write-offs was $48,777.

The Oshkosh franchisees have both closed down; the second took over from the first, but neither succeded at that site. The Company owns the property at that site, and since the second

franchise closed, the property has remained vacant. The Company now reports the results of its operations from the site under discontinued operations. The loss from discontinued operations increased by $61,255 in 2007 to ($93,189) from ($31,934) in 2006. The Company has had to pay for repairs, taxes and interest related to the vacant real estate operations. Previously, the tenants paid for the majority of these costs.

LIQUIDITY AND CAPITAL RESOURCES.

At December 31, 2007, the Company had working capital of $4,859 as compared to December 31, 2006, when the Company had working capital of $103,395. This is largely the result of a $18,059 decrease in the value of discontinued assets, while accounts payable to related parties increased $70,546 and the liabilities associated with discontinued operations increased $29,491. The Company has relied on insiders to provide services to run the Company even though it has not been able to pay them. Thus, its working capital has deteriorated significantly.

Changes in its liquidity and capital will depend mostly on continuing royalty fees received from franchisees using the Company's trademark and restaurant concept. This in turn will be reflective of the general economies in the areas where Hudson's Grill restaurants are located. At the present time, these areas are mostly stagnating, and they are prone to affects from adverse weather. As long as this continues, the year to year sales at the Company's franchisees will likely be stagnating, too. Thus, the Company has steadily lost franchisees over the past two years. The Company, however, can expect revenues (and cash flow) to increase in the future only if and when it attracts new franchises. Currently it has no prospective franchisees, and considering the current state of the national economy and of the restaurant industry, the Company does not anticipate any new franchisees for the foreseeable future.

The effects of inflation on the Company are minimal. To the extent that the franchisees need to raise prices to offset extra costs (and are able to pass the increased costs onto customers), then the Company will have increased royalty fees. Any increase in royalty fees will probably be offset by increased operating costs of the Company. Thus, the Company expects that the net effect from inflation will be minimal now and in the future.

The Company does sustain some seasonal volatility in royalty revenues because its franchisees are geographically and climactically near each other, and weather and leisure time affect those franchises. Nonetheless, it does not have any material commitments for capital expenditures and doesn't plan any in the foreseeable future. Nevertheless, compliance with section 404 of the Sarbanes-Oxley Act will place an extra burden on the Company's financial resources that may become significant, especially in the first half of the year when audit work and legal work are intense and in the future could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS
None.

RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS REPORT, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING OUR BUSINESS AND PROSPECTS.

CONDITIONS EXIST WHICH CAUSE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The Report of our independent registered public accounting firm with respect to our financial statements as of December 31, 2007 and for the year then ended contains a qualification with respect to our ability to continue as a going concern.

The Company believes that available cash resources, together with anticipated revenues from operations may not be sufficient to satisfy our capital requirements through December 31, 2008. If sufficient capital cannot be maintained or obtained, we may be forced to significantly reduce operating expenses to a point which would be detrimental to business operations, sell certain business assets or discontinue some or all of our business operations, take other actions which could be detrimental to business prospects and result in charges which could be material to our operations and financial position, or cease operations altogether. In the event of a cessation of operations, there may not be sufficient assets to fully satisfy all creditors, in which case the holders of equity securities will be unable to recoup any of their investment.

APPLICATION OF SIGNIFICANT ACCOUNTING POLICIES.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's judgment in making estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Summarized below are the accounting policies management believes are most critical to the preparation of the Company's consolidated financial statements.

Initial franchise fees are recognized as revenue only after the Company has substantially performed or satisfied all material services or conditions relating to the sale of a new franchise. Continuing franchise fees are recognized as revenue as the fees are earned and collection from the franchisee is reasonably assured. The Company uses the installment method of accounting in those cases when revenue is collectible over an extended period. An allowance for doubtful accounts, if deemed necessary, is recorded based upon management's assessment of a franchisee's inability to make payment.

Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this accounting method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. Except for this last two years, the Company had experienced consistent net income in its prior years, and it had also experienced a stable level of royalty fees. In the past, the Company believed that it was probable that it would utilize its deferred tax assets. Based on forecasts that indicate that Company's income flow is greatly impaired, the Company now believes that it will not be able to utilize its deferred tax assets. The Company had recognized its deferred tax assets on its balance sheet at December 31, 2006, but with the change in outlook in 2007, it has reversed the prior income tax benefit taken in its prior years.

The Company is subject to various claims and contingencies arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007, and the adoption did not have a material impact to the Company's consolidated financial statements or effective tax rate and did not result in any unrecognized tax benefits. Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's consolidated financial statements. For 2007 and 2006, the Company did not recognize any interest or penalty expense related to income taxes. The Company believes that it is not reasonably possible for the amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months. The Company is currently subject to a three year statue of limitations by major tax jurisdictions. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS 157 does not expand or require any new fair value measures; however the application of this statement may change current practice. The requirements of SFAS 157 are first effective for the Company's fiscal year beginning January 1, 2008. However, in February 2008 the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. Accordingly, the Company's adoption of this standard on January 1, 2008, is limited to financial assets and liabilities. The Company does not believe the initial adoption of SFAS 157 will have a material effect on its financial condition or results of operations. However, the Company is still in the process of evaluating this standard with respect to its effect on nonfinancial assets and liabilities and therefore has not yet determined the impact that it will have on its financial statements upon full adoption.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities —— Including an Amendment of FASB Statement No. 115*. The fair value option permits entities to choose to measure eligible financial instruments at fair value at specified election dates. The entity will report unrealized gains and losses on the items on which it has elected the fair value option in earnings. SFAS 159 is effective beginning in fiscal year 2008. The Company is currently evaluating the effect of adopting SFAS 159, but does not expect it to have a material impact on its consolidated results of operations or financial condition.

FORM 10-K ANNUAL REPORT

A copy of Hudson's 2007 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available upon request to shareholders and beneficial owners of shares in the Company upon written request addressed to: Hudson's Grill International, Inc., 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.

ADDITIONAL INFORMATION

EXECUTIVE OFFICE

The address for the executive office is:

16970 Dallas Parkway, Suite 402
Dallas, Texas 75248

REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Whitley Penn LLP
5420 LBJ Freeway
Suite 1440
Dallas, TX 75240

LEGAL COUNSEL

Fischer & Sanger
3231 Bryn Mawr Drive
Dallas, Texas 75225

REGISTRAR AND TRANSFER AGENT

Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

STOCKHOLDERS MEETING

The 2008 Annual Meeting of Stockholders will be held at the Hudson's Grill International, Inc., headquarters in Dallas, Texas, located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248, on Wednesday, June 4, 2008, at 1:00 p.m. A notice of the meeting, proxy statement and proxy voting sheet, have been mailed to stockholders with this Annual Report.

FINANCIAL STATEMENTS

Attached are the audited consolidated financial statements of the Company for the most recent fiscal year ended December 31, 2007.

HUDSON'S GRILL INTERNATIONAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hudson's Grill International, Inc.

We have audited the accompanying consolidated balance sheets of Hudson's Grill International, Inc. and subsidiary, as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hudson's Grill International, Inc. and subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and may not generate sufficient cash to fund operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Whitley Penn LLP
Dallas, Texas
April 14, 2008

HUDSON'S GRILL INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

		December 31,		
		2007		2006
Current assets:				
Cash and cash equivalents	$	5,279	$	-
Accounts receivable, net		36,164		39,300
Other current assets		3,552		4,352
Assets of discontinued operations		1,234,444		1,252,503
Total current assets		1,279,439		1,296,155
Property and equipment, at cost:				
Office furniture and equipment		25,637		25,637
Accumulated depreciation		(24,207)		(22,112)
Property and equipment, net		1,430		3,525
Other assets:				
Deferred tax assets		-		183,754
TOTAL ASSETS	$	1,280,869	$	1,483,434

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:				
Accounts payable and accrued expenses	$	10,475	$	28,692
Accounts payable to related parties		96,374		25,828
Liabilities of discontinued operations (see notes 8 & 9)		1,121,656		1,092,165
Liabilities of discontinued operations-related party (see notes 8 & 9)		46,075		46,075
Total current liabilities		1,274,580		1,192,760
Stockholders' equity:				
Common stock, Class A, no par value, 100,000,000 shares authorized, 7,643,986 and 7,514,986 shares issued and outstanding at December 31, 2007 and 2006, respectively		179,955		167,055
Common stock, Class B, no par value, 15,000,000 shares authorized, no shares issued and outstanding		-		-
Retained earnings (deficit)		(173,666)		123,619
Total stockholders' equity		6,289		290,674
TOTAL LIABILITIES AND STOCKHOLDERS' EQUIT	$	1,280,869	$	1,483,434

See accompanying notes to financial statements

HUDSON'S GRILL INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2007	2006
Revenues		
Franchise fees	$ 263,225	$ 378,309
Initial franchise fees	-	40,000
Total revenues	263,225	418,309
Operating costs:		
General and administrative	281,471	408,984
Depreciation	2,096	2,096
Total operating costs	283,567	411,080
Income (loss) from operations	(20,342)	7,229
Other income(expense):		
Interest income	-	857
Write-off notes receivable	-	(48,777)
Total other expense	-	(47,920)
Loss from continuing operations before income tax	(20,342)	(40,691)
Income tax benefit (expense)	(183,754)	14,170
Loss from continuing operations	(204,096)	(26,521)
Discontinued operations (see notes 5 and 6)		
Loss on discontinued operations (net of tax benefit of $16,450 for twelve months ended December 31, 2006)	(93,189)	(31,934)
Net loss	$ (297,285)	$ (58,455)
Net income (loss) per share- basic and diluted		
Continuing operations	$ 0.03	$ -
Discontinued operations	$ (0.01)	$ (0.01)
Net loss per share-	$ (0.04)	$ (0.01)
Weighted average outstanding shares- basic and diluted	7,643,986	7,449,068

See accompanying notes to financial statements

HUDSON'S GRILL INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
Cash Flows From Operating Activities:		
Net loss	$ (297,285)	$ (58,455)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Amortization of loan origination costs	1,221	612
Depreciation	23,708	20,445
Amortization of deferred revenue	-	(14,441)
Stock based compensation	-	37,410
Write-off note receivable	-	26,081
Deferred tax assets	183,754	(30,621)
Changes in operating assets and liabilities:		
Accounts receivable	3,136	(12,334)
Other current assets	(3,975)	2,235
Other assets	-	(24,437)
Accounts payable and accrued expenses	21,545	28,492
Accounts payable to related parties	70,546	25,828
Net cash provided by		
operating activities	2,650	815
Cash Flows From Investing Activities:		
Purchase of property and equipment	-	(1,247,027)
Net cash used in		
investing activities	-	(1,247,027)
Cash Flows From Financing Activities:		
Proceeds from issuance of notes payable	2,629	1,125,000
Repayment notes payable	-	(4,591)
Net cash provided by		
financing activities	2,629	1,120,409
Net Increase (Decrease) In Cash	5,279	(125,803)
Cash, beginning of year	-	125,803
Cash, end of year	$ 5,279	$ -
Supplemental Cash Disclosures:		
Income taxes paid	$ -	$ -
Interest paid	$ 72,997	$ 63,017
Non-cash Transaction:		
Accrued compensation paid with stock	$ 12,900	$ -
Accrued interest converted to debt	$ 18,906	$ -

See accompanying notes to financial statements

HUDSON'S GRILL INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2007 and 2006

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Deficit)	Total
BALANCE, December 31, 2005	7,256,986	$142,545	$ 182,074	$ 324,619
Stock issuance to Company executives	258,000	24,510		24,510
Net loss	-	-	(58,455)	(58,455)
BALANCE, December 31, 2006	7,514,986	$167,055	$ 123,619	$ 290,674
Stock issuance to Company executives	129,000	12,900		12,900
Net loss	-	-	(297,285)	(297,285)
BALANCE, December 31, 2007	7,643,986	$179,955	$ (173,666)	$ 6,289

See accompanying notes to consolidated financial statements

F-4

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. <u>Organization and Basis of Presentation</u>

    Hudson's Grill International, Inc. (the "Company") was incorporated in the state of Texas on October 30,1997. On December 1, 1997, the Company became a wholly-owned subsidiary of Hudson's Grill of America, Inc. ("HGAI" or the "Parent"), a public company, and at that time HGAI transferred certain franchise rights and agreements to the Company. On August 15, 2000, HGAI registered the Company's common stock and distributed 100% of the Company's shares to the stockholders of HGAI.

    The Company owns the franchise rights to the Hudson's Grill restaurant concept. As of December 31, 2007, the Company provides management and support services to eight franchised restaurants currently located in Texas, Michigan, Wisconsin and Iowa.

    The Company believes that available cash resources, together with anticipated revenues from operations may not be sufficient to satisfy its capital requirements through December 31, 2008. If sufficient capital cannot be maintained or obtained, the Company may be forced to significantly reduce operating expenses to a point which would be detrimental to business operations, sell certain business assets or discontinue some or all of our business operations, take other actions which could be detrimental to business prospects and result in charges which could be material to our operations and financial position, or cease operations altogether. In the event of a cessation of operations, there may not be sufficient assets to fully satisfy all creditors, in which case the holders of equity securities will be unable to recoup any of their investment.

2. <u>Summary of Significant Accounting Policies</u>

    A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Accounting

    The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

    The consolidated financial statements include the accounts of Hudson's Grill International, Inc., and its subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates made by the Company's management include the allowance for doubtful accounts and the recording of deferred tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2007 and 2006, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2007 and 2006, the uninsured portion of these deposits was zero. The Company has not incurred any losses related to its cash on deposit with financial institutions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years, but 39 years for buildings). Depreciation expense from continuing operations was $2,096 for the years ended December 31, 2007 and 2006, respectively. Maintenance and repairs are expensed as incurred.

Long-Term Note Receivable

Long-term note receivable represents a promissory note received from the Company's former Parent in connection with the capitalization of the Company (See Note 1). A deferred gain was carried over to the Company at the time it received the promissory note, which the former Parent had received when it sold Hornblowers, a restaurant that was not modeled after the Hudson's Grill concept. The note was considered totally impaired in 2006 when the owner of the Hornblowers restaurant was evicted, and the restaurant was closed. The note was carried net of the deferred gain associated with it. The note was carried on the Company's books at $0 in 2007 and 2006. Due to the closure of the restaurant in 2006, the note's net value of $26,081 was written off in 2006 as other expense.

Revenue Recognition

Initial franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied and collection is certain. Continuing franchise fees are recognized as revenue as the fees are earned and become receivable from the franchisee. Rent income is recognized as received for the amount received, without amortization of any future increases in rent because the Company is not certain it will receive future rent.

Fair Value of Financial Instruments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the reporting requirements of Statement of Financial Accounting Standard ("SFAS") No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of these financial instruments. The estimated fair value of accounts receivable, accounts payable, loan payable and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

Stock-Based Compensation

Beginning January 1, 2006, the Company adopted a stock plan in which stock would be issued on January 2nd and July 1st of each year to its officers and directors. Each semi-annual grant consisted of the following amount of shares of common stock being issued: (1) 54,000 to the president; (2) 15,000 to the secretary; and (3) 30,000 to each of the non-officer directors. The first grant occurred January 17, 2006, a second grant occurred on July 12, 2006, and a third grant occurred January 16, 2007, resulting in $37,410 of additional general and administrative expenses in 2006 and none in 2007. Effective April 1, 2007, the Company has suspended future grants.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment*, as of January 1, 2006, using the modified prospective application method. This statement requires the recognition of compensation expense when an entity obtains employee services in exchange for stock-based payment transactions.

Income Taxes

The Company accounts for income taxes using the asset and liability method which recognizes deferred tax assets and liabilities for the future tax impact attributable to differences in the basis of assets and liabilities reported for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding for the period. Common stock equivalents are excluded from the computation if such inclusion would have an antidilutive effect. Since the Company incurred losses for 2006 and 2007, common stock equivalents are not included because they would be anti-dilutive.

At December 31, 2007 and 2006, the Company had 3,205,000 and 4,645,000 stock options that were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

In the normal course of business, the Company extends unsecured credit to franchisees, which are reflected on the Company's consolidated balance sheets as accounts receivable. The Company's accounts receivable are subject to potential credit risk. The maximum exposure assuming non-performance by the debtors is the amount shown on the balance sheet at the date of non-performance. The Company believes that an adequate allowance for uncollectible accounts has been established. The allowance for uncollectible accounts is continually monitored, and adjustments are made as necessary. For the years ended December 31, 2007 and 2006, the Company had bad debt expenses of $215 and $18,137 respectively. Accounts receivable are shown net of allowance of $4,987 and $0 at December 31, 2007 and 2006, respectively.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007, and the adoption did not have a material impact to the Company's consolidated financial statements or effective tax rate and did not result in any unrecognized tax benefits. Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's consolidated financial statements. For 2007 and 2006, the Company did not recognize any interest or penalty expense related to income taxes. The Company believes that it is not reasonably possible for the amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months. The Company is currently subject to a three year statue of limitations by major tax jurisdictions. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS 157 does not expand or require any new fair value measures; however the application of this statement may change current practice. The requirements of SFAS 157 are first effective for the Company's fiscal year beginning January 1, 2008. However, in February 2008 the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. Accordingly, the Company's adoption of this standard on January 1, 2008, is limited to financial assets and liabilities. The Company does not believe the initial adoption of SFAS 157 will have a material effect on its financial condition or results of

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operations. However, the Company is still in the process of evaluating this standard with respect to its effect on nonfinancial assets and liabilities and therefore has not yet determined the impact that it will have on its financial statements upon full adoption.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities —— Including an Amendment of FASB Statement No. 115*. The fair value option permits entities to choose to measure eligible financial instruments at fair value at specified election dates. The entity will report unrealized gains and losses on the items on which it has elected the fair value option in earnings. SFAS 159 is effective beginning in fiscal year 2008. The Company is currently evaluating the effect of adopting SFAS 159, but does not expect it to have a material impact on its consolidated results of operations or financial condition.

3. **Franchise Activities**

Under the terms of the Company's standard franchise agreement, franchisees are obligated to pay the Company an initial franchise fee and a weekly continuing franchise fee ("royalty") of generally 4% of gross restaurant revenues. Each franchisee must spend 3% of gross sales on approved advertising, including a weekly 1% marketing fee contributed to the Company's marketing fund. The Company is obligated to provide initial training, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of a marketing fund. During the years ended December 31, 2007 and 2006, the Company received no contribution toward the marketing fund nor has the marketing fund been maintained.

One franchisee agreed to pay an additional fee in return for a reduced royalty fee. The Company deferred its recognition of the additional fee amount, and was amortizing it into income through 2014. That franchisee closed on November 29, 2006. The unamortized additional fees of $14,442 were recorded as revenue at that time.

Two franchises opened in 2006; one was a second unit for an existing franchisee, and the other was a third franchise. Thus, the franchisees paid reduced rates according to the Company's agreements with them. The total initial franchise fees paid in 2006 were $40,000. Franchising revenues consisted of the following for the years ended December 31:

	2007	2006
Initial franchise fees	$ 0	$ 40,000
Amortization of deferred franchise fees	0	14,441
Royalty fees	263,225	363,868
Total franchise revenue	$ 263,225	$ 418,309

4. **Debt**

Loans payable consisted of the following at December 31:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2007	2006
Long-term loan payable to a financial institution; interest at prime plus 1.5%, secured by real property; see Note 9 for additional information	$ 1,076,964	$ 1,074,334
Long-term loan payable for past due interest to a financial institution; see Note 9 for additional information	$ 18,906	$ -
Long-term loan payable to a related party; interest at prime plus 1%, secured by personal property; see Notes 8 and 9 for additional information	$ 46,075	$ 46,075

Principal payments on these two loans are currently suspended, and interest only payments are being made monthly of $5,500 to the financial institution and $355 to the related party.

These loans are directly related to the purchase and finish out of the Oshkosh real property that is currently classified as a discontinued operation (see Note 9). The loans are classified as current liabilities, and the associated interest expense is included in discontinued operations in the accompanying statement of operations.

5. **Commitments and Contingencies**

The Company leases office space under a month-to-month lease. Rent and utility expense totaled $19,544 and $19,857 the years ended December 31, 2007 and 2006, respectively. The Company's aggregate lease commitment is one month's rent and utilities, which averages $1,500 (See Note 8).

The Company also has a long-term agreement with a consultant that obligates the Company to pay the consultant $1,200 per month until October 2008. This has been suspended as of January 1, 2008.

6. **Income Taxes**

There was no provision for income taxes in the years ended December 31, 2007 and 2006, due to the carryforward of net losses ("NOL") incurred in prior years. The Company had no material deferred tax liabilities at December 31, 2007.

Deferred taxes consisted of the following at December 31:

	2007	2006
Deferred tax assets:		
Bad debt allowance	$ 2,000	$ -

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2007	2006
Net operating loss	227,000	184,000
Total deferred tax assets	229,000	184,000
Deferred tax liabilities:		
Depreciation	(2,000)	-
Other	(5,000)	-
Valuation allowance	(222,000)	-
Net deferred taxes	$ -	$ 184,000

The net change in the valuation allowance for deferred tax assets was no increase or decrease in 2006 and an increase of $222,000 in 2007. The Company had experienced consistent net income prior to 2006, and it had also experienced consistent growth in royalty fees. In the past, the Company believed that it might not be able to utilize its deferred tax assets. Based on forecasts in 2006 that also showed consistent net income in the near future, the Company believed that it would be able to utilize all of its deferred tax assets. Thus, it determined in 2006 that a valuation allowance against its deferred tax assets was no longer needed. It then recognized its deferred tax assets on its balance sheet, and consequently it recognized the corresponding income tax benefit on its 2006 Statement of Operations. However, since the Company has incurred losses for 2006 and 2007, and its prospects for the future have worsened significantly, the Company has decided to take a valuation allowance equal to its total deferred assets in 2007, adjusted for depreciation and other tax effects.

The Company had no income taxes payable for the years ended December 31, 2007 and 2006. Thus, it did not need to use any of its NOL carryforwards in those years. At December 31, 2007, NOL carryforwards of approximately $668,000 were available to offset future taxable income and expire through 2028.

The Company's effective income tax rate varied from the federal statutory rate for the years ended December 31, as follows:

	2007	2006
Federal income tax at statutory rate	34%	34%
Adjustment to valuation allowance	128%	-
Total effective income tax rate	162%	34%

7. Stock Options

The Company president's compensation is established at the sole discretion of the board of directors and included the granting of stock options. The Company also granted stock options to each of its two directors as compensation for their services as directors and also began granting stock options in June 2005 to the Company's secretary. Effective January 1, 2006, the Company discontinued the grant of stock options.

The following is a summary of stock option activity:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	4,765,000	$ 0.07
Cancelled/expired	120,000	0.10
Outstanding at December 31, 2006	4,645,000	$ 0.07
Cancelled/expired	1,440,000	0.10
Outstanding at December 31, 2007	3,205,000	$ 0.05

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Weighted Average Remaining Contractual Life	Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
.5 year	770,000	$0.10	$0.10	770,000	$0.10
2 years	1,488,000	$0.01-0.035	$0.02	1,488,000	$0.02
3.5 years	456,000	$0.025-0.095	$0.05	456,000	$0.05
4.5 years	491,000	$0.045-0.085	$0.07	491,000	$0.07
	3,205,000		$0.07	3,205,000	$0.05

The intrinsic value of exercisable and outstanding options at December 31, 2007, was $19,300.

8. Related Party Transactions

A law firm associated with a director of the Company provides legal services to the Company. During the years ended December 31, 2006 and 2007, the cost of these services to the Company were $61,005 and $37,721, respectively. Related amounts included in accounts payable to related parties at December 31, 2006 and 2007, were approximately $26,000 and $53,000, respectively.

In 2006, the Company borrowed money from a director to assist in the purchase of real property. The initial loan was for $50,000, and bears interest at a rate of prime plus 1%. The current portion of the note at December 31, 2007 is $46,075. The note was to have matured on May 23, 2008, with a balloon payment of the remaining balance, but due to the vacancy at the property, the Company is only able to pay interest on the loan, and the property and loan associated with it have been classified as a discontinued operation and a current liability.

The Company leases its corporate office space from a firm in which the president of the Company is a partner. Rental and utility costs for the office space was approximately $19,600 and $19,900 for the years ended December 31, 2007 and 2006, respectively.

One of the directors of the Company is also a franchisee of one restaurant. As part of an agreement with the Company, made prior to the formation of the Company and prior to the director joining the board of directors of the Company, the restaurant pays no monthly royalty fee. Correspondingly, the Company has no obligation to provide any services to this restaurant. Other than being released from paying royalty fees, the restaurant must comply with the Company's standard franchise agreement.

9. **Building and Land**

On June 9, 2006, HGI-Oshkosh LLC ("HGIO"), a Texas limited liability company and wholly owned subsidiary of the Company, purchased a building and land in Oshkosh, Wisconsin, for $1,115,000. It also purchased furniture and equipment for $114,927, which was used to finish out the building as a Hudson's Grill. HGIO borrowed $1,075,000 on a twenty year note from the Upper Peninsula State Bank in Escanaba, Michigan, and $50,000 from the Company, to buy the building, land, furniture and equipment; the Company borrowed the $50,000 that it loaned to HGIO from Border City Ale House, Inc. ("BCAH"), a company owned by Anthony B. Duncan, one of the Company's directors.

The Upper Peninsula State Bank note has a variable interest rate of 1.5% over the prime rate as quoted by the *Wall Street Journal*; the monthly payments were $10,178. Beginning on August 1, 2007, the Company was unable to make these monthly payments because its tenant vacated the premises and quit paying any rent. Subsequently, the bank and the Company agreed to reduce the monthly payments to interest only payments of $5,500 and in exchange the bank would not foreclose on the property until July 1, 2008, and financed the past due interest that had accrued on the note through September 30, 2007, as a separate long term note. The Company has put the property up for sale, but it remains unsold. The bank may extend the agreement for additional time but has no obligation to do so. The BCAH note has a variable interest rate of 1.0% over the prime rate as quoted by the *Wall Street Journal*; the first twenty-two monthly payments were to be $1,090. The unpaid balance of the BCAH note is due on May 23, 2008. BCAH agreed to reduce the BCAH note payments, too, since August 1, 2007, to enable the Company to sell the property. The BCAH monthly payments are now interest only payments of $355 per month.

10. **Discontinued Operations**

Since August 1, 2007, the Company's Oshkosh property has remained vacant. It is now considered a discontinued operation. The property is for sale, but instead it may be rented out if it cannot be sold by July 2008. Nonetheless, the Company is not currently engaged in renting the property. The results of discontinued operations for the years ended December

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31, 2007 and 2006, as previously reported are as follows:

	2007	2006
Rent	$ 50,900	$ 50,000
Operating Costs	50,966	34,756
Operating income (loss)	(66)	15,244
Interest expense	(93,123)	(63,628)
Loss before income taxes	(93,189)	(48,384)
Income tax benefit	-	16,450
Discontinued operations	$ (93,189)	$ (31,934)

11. Concentration of Revenue Risk

The Wausau, Marshfield and Plover, Wisconsin, franchisees are affiliated; these three franchisees together account for 45% and 31% of franchise fees and 24% and 30% of accounts receivable for 2007 and 2006, respectively.

12. Subsequent Events

Since March 2008 the Company has been in negotiation with a prospective tenant for the Oshkosh property and has tentatively agreed to a letter of intent to lease the property for $6,500. This lease is subject to bank approval, which has yet to be given; to the brokers' agreement to accept less than a full commission that is paid over time, which has tentatively been received; and to the receipt by the Company of acceptable financial statements from the prospective tenant, which has not been delivered.

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